USA REAL ESTATE HOLDING COMPANY
1020 North Coach House Circle, Wichita, Kansas, 67235, 316-721-4415

March 12, 2010

Erin Martin
Tom Kluck
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

RE:          USA Real Estate Holding Company
Amendment No. 1 to Registration Statement on Form S-11
File No. 333-161646
Filed on January 21, 2010

Ladies and Gentlemen:

Thank you for your comments letter of February 12, 2010. Please find following our responses to your comments.

1.           We have revised our prospectus to disclose the criminal convictions of our president, Stephen Maddox, as well as the revocation of Mr. Maddox’ Kansas insurance license, as requested. Disclosure appears under our “Directors, Executive Officers, Promotors and Control Persons” section.

2.           We have included an updated consent from our independent auditors, as requested, as an exhibit to our filing.

3.           We limited our outside front cover page of our prospectus to one page, in compliane with Item 501(b).

4.           We updated the “Our Auditors Have Issued A Going Concern…” risk factor to disclose our liabilities through December 31, 2009, as requested.

5.           We updated the financial information in our MD&A section to reflect the latest financial period, as requested.

6.           Under our “Security Ownership of Certain Beneficial Owners and Management” section, we revised our ownership table with respect to management to disclose that Stephen Maddox is deemed the beneficial owner of 960,000 shares owned by his wife, as requested.

7.           In our “Selection, Management and Custody of Registrant’s Investments” section, we have further described who will be responsible for the management of the properties we will purchase, as requested.

8.           Our new amended filing now has our fiscal year ended December 31, 2009 audited financial statements.

9.           The 26,059,995 shares were issued to a founder who performed certain services for the company like researching the real estate market, identifying potential properties and working on the company’s business plan. However, the fair value of such services cannot be reliably measured and so as provided under FASB ASC 505-50-30-6, we looked to the fair value of the equity instruments issued. The Company has determined that the fair value of the share is equivalent to par value.

10.           We have updated the disclosure of our SEC registration fees in the “Other Expenses of Issuance and Distribution” section, as requested.

11.           We believe the discrepency is due to the different par values for the parent (USA Real Estate Holding Company) and subsidiary (USA Real Estate Inc.). The parent’s par value is $0.0001 per share, while the subsidiary’s par is $0.001. The footnote discussing the issuance of 9,940,005 shares to founders at par (footnote 4 in the prior financials, now footnote 5 in the current, restated financials filed with this amendment) was part of the subsidiary’s financials.

12.           We will have our EDGARizer refile all documents in one of the proper formats.

Thank you again for your time and help. Feel free to contact me at our contact information above for any reason.

Sincerely,

/s/ Stephen R. Maddox
Stephen R. Maddox
President